11016697

RECEIVED FEB 2 3 2011 PROCESSING SECTION WASH. D.C. 211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wachtel & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1101 Fourteenth Street, NW
(No. and Street)

Washington, DC 20005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bonnie K. Wachtel (202) 898-1144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G. Hirshenson, Chartered
(Name – *if individual, state last, first, middle name*)

50 W. Edmonston Drive #603 Rockville, MD 20852
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bonnie K. Wachtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wachtel & Co., Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Wendie L. Wachtel
Notary Public, District of Columbia
My Commission Expires 11/14/2011

FEB 17 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WACHTEL & CO., INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

WACHTEL & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2010

CONTENTS | PAGE

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

We have audited the accompanying statement of financial position of Wachtel & Co., Inc. as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wachtel & Co., Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered
February 14, 2011

WACHTEL & CO., INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2010

ASSETS

Cash	$ 3,368,980
Cash and securities segregated under SEC regulations (Note 3)	1,715,482
Receivable from brokers	130,752
Receivable from customers	69,741
Securities owned - investment account (Note 2)	328,300
Securities owned - trading account (Note 2)	2,613,106
Other receivables	5,649
Prepaid expenses and deposits	396,595
Prepaid income taxes	-0-
Net fixed assets (Notes 2 and 4)	9,059
TOTAL ASSETS	$ 8,637,664

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ -0-
Income taxes payable	-0-
Payroll taxes payable	7,800
Payable to brokers	251,660
Payable to customers	1,186,088
Payable to stockholders (Note 5)	3,210,092
Deferred income taxes (Notes 2 and 8)	39,143
Total Liabilities	4,694,783
Capital stock, $1 par value; 100,000 shares authorized; 52,832 issued; 28,096 outstanding	52,832
Treasury stock, 24,736 shares at cost	(1,582,400)
Retained earnings	5,472,449
Total Stockholders' Equity	3,942,881
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,637,664

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

Revenues	
Commissions	$ 404,529
Net inventory and investment gains (Note 2)	54,386
Interest	171,283
Dividends (Note 2)	11,211
Consulting fees	2,700
Other	1,957
Total Revenues	646,066
Expenses	
Accounting and professional services	49,400
Advertising	270
Clearing charges	31,619
Commissions	169,181
Communications	14,089
Consulting	-0-
Dues and licenses	7,062
Health benefits	25,761
Insurance	3,995
Miscellaneous	-0-
Office expense	10,873
Officers' salaries	84,000
Pension contribution (Note 6)	16,800
Regulatory fees	16,445
Rent	46,073
Salaries	36,700
Taxes, payroll and other	8,481
Travel and transportation	2,966
Total Expenses	523,715
Income Before Taxes	122,351
Provision for income taxes (Note 8)	(20,716)
Tax benefit from loss carryforward	18,918
Net Income	$ 120,553

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

	Capital Stock	Treasury Stock	Retained Earnings
Balances at December 31, 2009 . .	$ 52,832	$(1,582,400)	$ 5,351,896
Net Income			120,553
Balances at December 31, 2010 . .	$ 52,832	$(1,582,400)	$ 5,472,449

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities		
Interest received	$	170,714
Fees and commissions received		409,186
Net cash flow to purchase and sell trading securities		813,248
Dividends received		11,211
Cash paid to suppliers and employees		(566,075)
Income taxes received - net		1,846
Net cash used by operating activities		840,130
Cash Flows from Investing Activities		
Proceeds from sale of investment securities		7,247
Purchase of investment account securities		(7,000)
Net cash from investing activities		247
Cash Flows from Financing Activities		-0-
Net Increase in Cash and Cash Equivalents		840,377
Cash and cash equivalents at beginning of year		2,528,603
Cash and cash equivalents at end of year	$	3,368,980

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net Income	$	120,553
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in accrued interest receivable		(569)
Increase in prepaid expenses		(146)
Decrease in prepaid income taxes		11,473
Increase in deposits		(50,014)
Change in investment account		753
Decrease in trading account		154,258
Decrease in net payables due to customers and brokers		(22,782)
Increase in payroll taxes payable		7,800
Decrease in deferred income taxes		(7,829)
Increase in payable to stockholders		626,633
Total adjustments		719,577
Net cash provided by operating activities	$	840,130

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

1 - Organization and Nature of Business

The Corporation, incorporated in the District of Columbia, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the NASDAQ Stock Exchange and the Financial Industry Regulatory Authority (FINRA).

2 - Summary of Significant Accounting Policies

The accounts of the Corporation are maintained and the financial statements are prepared on the accrual basis of accounting, except for dividends which are recorded as income at the time of receipt.

Securities transactions, including related commission income and expense, are recorded on a trade date basis.

The Company's security investments are bought and held primarily for the purpose of selling them in the near term and are classified as trading securities. Trading securities are valued at market value and those not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Fixed assets are recorded at cost. Depreciation is provided for using declining balance methods over estimated useful lives ranging from three to five years. Expenditures for maintenance, repairs, and minor renewals are charged to expense as incurred.

Income taxes are provided at appropriate rates on amounts as determined in the statement of operations. No current provision for taxes is reported to the extent it applies to an increase in the market value of the Investment Account.

For the purpose of the statement of cash flows, the Corporation does not include funds segregated under rule 15c3-3 of the Securities and Exchange Commission as cash and cash equivalents.

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The results could differ from those estimates.

3 - Cash and Securities Segregated Under SEC Regulations

Funds segregated in special reserve accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission are invested in a U.S. Treasury Note TIPS with a market value of $565,482 ($587,930 face value; interest at 1.875%; maturity 7/15/13); a $900,000 certificate of deposit at Lakeside Bank earning interest at 1.340% with a maturity of June 20, 2012; and a $250,000 certificate of deposit at SunTrust Bank earning interest at 2.960% with a maturity of May 12, 2012.

4 - Net Fixed Assets

Net fixed assets consist of the following:

Furniture and Equipment	$ 25,611
Automobiles	32,486
	58,097
Less: Accumulated Depreciation	(49,038)
Net Fixed Assets	$ 9,059

5 - Transactions with Officers and Stockholders

Amounts receivable and payable to officers and stockholders represent transactions arising in the normal course of business. The amounts are non-interest bearing with no formal repayment terms.

6 - Pension Plan

In 1987, the Corporation established discretionary simplified employee pension plans for eligible employees. The total pension expense for the year ended December 31, 2010 was $16,800.

7 - Concentration of Credit Risk

At times, the combined account balances in any one bank are in excess of the $250,000 amount insured by Federal Deposit Insurance Corporation (FDIC). The Corporation has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

8 - Income Taxes

The provision for federal and state income taxes consists of the following:

Current income taxes:	
Federal	$ 12,926
Local	7,790
Total current provision	20,716
Tax benefit from net operating loss carryforward	(18,918)
Net income taxes	$ 1,798

Deferred income taxes are principally applicable to the unrecognized gain on the investment inventory.

9 - Lease

The Corporation occupies office space under a lease in effect through July 31, 2012. As of December 31, 2010 the monthly base rent was $3,985 plus additional rent for their pro-rata share of any increases in the operating expenses of the building. The lease also includes an escalation clause of 2.5% per year. Annual minimum future rental payments are as follows: 2011 - $49,518; and 2012 - $30,030.

10 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the ratio of aggregate indebtedness to net capital was .97 to 1, and net capital of $3,570,734 exceeded capital requirements of $ 250,000 by $3,320,734.

WACHTEL & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2010

Total Assets	$ 8,637,664
Total Liabilities	4,694,783
Net Worth	3,942,881
Non-Allowable Assets	47,557
Other Deductions	-0-
Current Capital	3,895,324
Allowable Assets	8,590,107
Haircuts	324,590
Adjusted Net Capital	3,570,734
Liabilities Not Included in Aggregate Indebtedness	1,237,533
Aggregate Indebtedness	3,457,250
Calculated Required Capital	230,483
Minimum Required Capital	250,000
Excess Capital	3,320,734
Ratio (AI/Net Capital)	.97

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
COMPUTATION OF CASH RESERVE REQUIREMENT PURSUANT
TO SEC RULE 15c3-3
DECEMBER 31, 2010

Customer Credit Balances	$ 1,186,088
Customers' Securities F/R	180,401
TOTAL CREDITS	1,366,489
Customer Debit Balances (-1%)	69,043
Customers' Securities F/D	59,913
TOTAL DEBITS	128,956
Excess of Credits Over Debits	1,237,533
Amount in Reserve a/c (12/31/10)	1,715,482
January Deposit or (Withdrawal)	-0-
New Balance in Account	1,715,482
Reserve for Early Withdrawal Penalty	15,000
Available Balance	1,700,482
Excess Deposit over Requirement	462,949

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
DECEMBER 31, 2010

Market Valuation and Number of Items of:

1 - Customers' fully paid securities not in Wachtel & Co., Inc.'s possession or control as of December 31, 2010 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken within the time frame specified under Rule 15c3-3. (Notes A and B below).

Number of Items - NONE Value - NONE

2 - Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of December 31, 2010, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. (Notes B and C below).

Number of Items - NONE Value - NONE

NOTES

A. Item 1 does not include customers' fully paid securities required to be in possession or control, but for which no action was required as of the report date or the required action was taken within the time frames specified in Rule 15c3-3.

B. Since there were no items reported above, they were not subsequently reduced to possession or control.

C. Item 2 includes only items not arising from "temporary lags which result from normal business operations".

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

NOTICE PURSUANT TO SEC RULE 17a-5(d)(4)

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

We have compared the Schedule of Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3, with the corresponding Schedules filed by Wachtel & Co., Inc. as Part II of its unaudited December 31, 2010 Focus Report.

In our opinion, no material differences exist between the two sets of Schedules.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 14, 2011

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Wachtel & Co., Inc.
Washington, DC

In planning and performing our audit of the financial statements of Wachtel & Co., Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also , as required by rule 17a-5(g)(1)of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making a record of the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 14, 2011

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

REPORT ON SIPC ASSESSMENT RECONCILIATION
REQUIRED BY SEC RULE 17a-5(E)(4)

To the Board of Directors
Wachtel & Co., Inc.
Washington, DC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Wachtel & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority solely to assist you and the other specified parties in evaluating Wachtel & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wachtel & Co., Inc.'s management is responsible for the Wachtel & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follow:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 14, 2011